Rainchief Energy Inc.

March 31, 2010
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2010 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”
Bradley J. Moynes
President and Chief Executive Officer

“J. Robert Moynes”
J. Robert Moynes
Vice-President and Interim Chief Financial Officer

RAINCHIEF ENERGY INC.
Unaudited Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2010	2009
	$	$
ASSETS
CURRENT
Cash	22,422	(10,986)
GST Recoverable	14,183	13,843

	36,605	2,857

Property and Equipment (Note 3)	414	441

	37,019	3,298

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities	201,001	179,633
Due to Related Parties (Note 6)	-	91,810

	201,001	271,443

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 7(b))	2,246,829	2,241,445
Share Subscription Advance (Note 7(c))	120,133	5,384
Contributed Surplus	366,788	366,788
Accumulated Other Comprehensive Income	-	-
Deficit	(2,897,732)	(2,881,762)

	(163,982)	(268,145)

	37,019	3,298

Nature and Continuance of Operations (Note 1)
Subsequent Events (Note 8)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“J. Robert Moynes”
Bradley J. Moynes, Director	J. Robert Moynes, Director

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Unaudited Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	March 31,
	2010	2009
	$	$
SALES	-	194
COST OF SALES	-	211
GROSS LOSS	-	17
EXPENSES
Accounting, Audit and Legal	13,144	14,525
Amortization	27	64
Consulting	(971)	-
Filing and Transfer Agent Fees	3,661	709
Interest and Bank Charges	18	134
Management Fees (Note 6)	-	37,290
Office and Telephone	-	2,381
Office and Warehouse Rent	-	3,882
Travel and Automobile	-	133
	15,879	59,118
LOSS BEFORE OTHER ITEMS	15,879	59,135
Foreign Exchange Gain (Loss)	91	7,911
Contingent Loss on Legal Claim (Note 5)	-	53,604
NET LOSS FOR THE PERIOD	15,970	120,653
Deficit, Beginning of the Period	2,881,762	2,401,737
DEFICIT, END OF THE PERIOD	2,897,732	2,522,390
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 4(b)(i))	2,789,441	2,381,885
BASIC AND DILUTED LOSS PER SHARE	0.01	0.05

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Unaudited Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	March 31,
	2010	2009
	$	$
NET LOSS FOR THE PERIOD	15,970	120,653
Other Comprehensive Income for the Period	-	-
COMPREHENSIVE LOSS FOR THE PERIOD	15,970	120,653

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	March 31,
	2010	2009
	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES	(15,970)	(120,653)
Net Loss for the Year
Non-Cash Items
Amortization	27	65
Changes in Non-Cash Working Capital Accounts
Accounts Receivable	-	10,677
GST Recoverable	(340)	(42)
Inventory	-	211
Accounts Payable and Accrued Liabilities	21,368	74,842
	5,085	(34,900)
FINANCING ACTIVITIES
Share Subscriptions Received	22,423	2,486
Advances from Related Parties	5,900	29,872
	28,323	32,358

INCRESE (DECREASE) IN CASH	33,408	(2,542)
Bank Indebtedness, Beginning of the Period	(10,986)	(563)
CASH (BANK INDEBTEDNESS), END OF THE PERIOD	22,422	(1,979)

SUPPLEMENTAL CASH FLOW INFORMATION
Interest Paid	-	176

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. The Company changed its name from Black Diamond Brands Corporation to Rainchief Energy Inc. on November 21, 2008. The Company has no active operations and is currently analyzing project opportunities.

The Company carried on its oil and gas exploration, and wine and spirit distribution operations through its wholly-owned subsidiaries. During the year ended December 31, 2009, the Company disposed of its interests in these subsidiaries.

While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company continues to incur significant operating losses and has no current source of revenue. As at March 31, 2010, the Company has a consolidated deficit of $2,897,731 and a working capital deficiency of $164,396.

The Company’s ability to continue operations is uncertain and is dependent upon generating profitable operating, maintaining current financing obligations and obtaining new sources of financing. The outcome of these matters cannot be predicted at this time. Although the Company has arranged private placements of units raising gross proceeds of US$182,200 in 2010 (Note 7(b) and Note 8) and has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current economic climate.

These unaudited interim consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and principles as disclosed in the Company’s most recent audited annual financial statements. Accordingly, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Certain items in the prior periods’ financial statements have been reclassified to conform to the financial statement presentation adopted in the current period. Such reclassifications are for presentation purposes only and have no effect on prior periods’ net loss and deficit.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Future Accounting Change – International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter ended March 31, 2011, with restatement of comparative information presented. The financial reporting impact of the transition to IFRS on the Company’s consolidated financial statements cannot be reasonably estimated at this time.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian Dollars)

NOTE 3 – PROPERTY AND EQUIPMENT
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
March 31, 2010
Computer Equipment	3,890	3,714	176
Furniture and Equipment	1,656	1,418	238

	5,546	5,132	414

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
December 31, 2009
Computer Equipment	3,890	3,699	191
Furniture and Equipment	1,656	1,406	250

	5,546	5,105	441

NOTE 4 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

	Number of	Amount
	Common Shares	$

Balance, December 31, 2009	27,838,852	2,241,445

Consolidation of the Company’s share capital (i)	(25,044,944)	-
Post consolidation shares issued pursuant to a subscription agreement received before the consolidation (ii)	50,000	5,384

Balance, March 31, 2010	2,843,908	2,246,829

(i)

On March 22, 2010, the Company consolidated its share capital in the ratio of 1 new common share for 10 common shares held. Prior periods presented have been retroactively adjusted to reflect this consolidation.

(ii)

On March 22, 2010, the Company issued 50,000 post-consolidated common shares at a price of US$0.10 per share. The gross proceeds of $5,384 (US$5,000) were received by the Company during the year ended December 31, 2009.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian Dollars)

NOTE 4 – SHARE CAPITAL (continued)

c)	Share Subscriptions

(i)

During March 2010, the Company received gross proceeds of US$22,000 in a private placement of 1,100,000 units at US$0.02 per unit. One unit comprises of one post-consolidation common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.02 per share for a period of one year.

(ii)

On March 25, 2010, certain related parties assigned debts owed by the Company to them totaling US$97,710 to other arm’s length parties (“Assigned Creditors”) for a nominal consideration of $10. These Assigned Creditors agreed to accept 15,000,000 post-consolidation common shares of the Company at a price of US$0.006514 per share in settlement of these debts.

d)	Share Purchase Warrants

The Company has the following warrants outstanding which expire on various dates between April 30, 2010 and June 30, 2014:

		Weighted Average
	Number of	Exercise Price
	Warrants	US$
Balance, December 31, 2009	7,220,000	0.09
Reduction In share warrants following consolidation of the Company’s share capital (Note 4(b)(i)	(6,498,000)	-
Balance, March 22, 2010	722,000	0.91
Issued During the Period
Private Placement (Note 4(b)(ii))	50,000	1.00
Expired During the Period	(58,000)	1.00
Balance, March 31, 2010	714,000	0.91

NOTE 5 – LEGAL CLAIM

In March 2009, the Company was served a Notice of Termination of the licensing agreement citing breach by the Company of a licensing agreement relating to the Company’s use of certain photographs belonging to the copyright owner. The total amount of claim against the Company was US$50,625 (C$53,607). The company recorded a contingent liability for this amount as at March 31, 2009.In December 2009 the copyright holder filed a claim in the Supreme Court of British Columbia in the amount of $60,750. As at December 31, 2009, the Company has recorded a provision of $60,750 for this contingent liability.

The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian Dollars)

NOTE 6 – RELATED PARTIES TRANSACTIONS

In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company has the following related party balances and transactions.

Balances due (to) related parties are unsecured, non-interest bearing and have no specific terms of repayment. The Company had the following amounts due (to) related parties as at March 31, 2010 and December 31, 2009:

	March 31,	December 31,
	2010	2009
	$	$

Due (to) from Directors and Officers	(5,900)	(81,896)
Due to Companies with Common Directors and Officers	-	(4,414)
Due to a Person Related to the Directors and Officers	-	(5,500)

	(5,900)	(91,810)

The Company had the following transactions with related parties for the periods ended March 31 2010 and 2009

	March 31,
	2009	2008
	$	$
Consulting fees charged by an Officer of the Company	5,900	-
Management fees charged by Officers of the Company for management, administration, supervision and company development services	-	37,290

	5,900	37,290

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian Dollars)

NOTE 7 – SEGMENTED INFORMATION

Prior to the sale of its operating subsidiaries in 2009, the Company had operations in two business segments: oil and gas exploration in the Province of Alberta, Canada, and wine and spirit distribution in the Province of British Columbia, Canada and the United States.

			Oil and Gas		Wine and Spirit
	Total		Exploration		Distribution		Corporate
	2010	2009	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$	$	$
Sales	-	194	-	-	-	194	-	-
Gross Profit (Loss)	-	(17)	-	-	-	(17)	-	-
Amortization	27	64	-	-	-	28	27	36
Total Assets	37,019	59,654	-	-	-	53,828	37,019	5,826
Capital Expenditures	-	-	-	-	-	-	-	-

NOTE 8 – SUBSEQUENT EVENTS

a)	Private Placements

During April and May 2010, the Company received gross proceeds of US$160,200 in a private placement of 8,010,000 units at US$0.02 per unit. One unit comprises of one post-consolidation common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.02 per share for a period of one year.

NOTE 9 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

RAINCHIEF ENERGY INC.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian Dollars)

NOTE 9 – FINANCIAL INSTRUMENTS (continued)

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e)	Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at March 31, 2010, the Company had the following financial instruments in U.S. dollars:

US$
Cash	22,000
Accounts Payable and Accrued Liabilities	(32,633)
(10,633)

NOTE 10 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at March 31, 2010 totalled $2,246,829 (December 31, 2009 - $2,241,445). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at March 31, 2010 the Company had a working capital deficiency of $164,396. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the period ended March 31, 2010.